UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q 105 (Common Stock)

(CUSIP Number)

Mariposa Acquisition, LLC

5200 Blue Lagoon Drive, Suite 855

Miami, Florida 33126

Attn: Martin E. Franklin

(561) 447-2510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,190,546 *
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,190,546 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,190,546 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,947,436 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,947,436 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,947,436 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. 72766Q 105	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,509,987*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,509,987*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,509,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D, filed with the Commission on January 27, 2014 (as amended by Amendment No. 1, filed on March 14, 2014, Amendment No. 2, filed on October 7, 2014, Amendment No. 3 filed on January 2, 2015 and Amendment No. 4 filed on March 20, 2015, the “Statement”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 Centrepark Blvd, Suite 210, West Palm Beach, Florida 33401. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On September 15, 2016, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC, as representative of the several underwriters named in Schedule I thereto (collectively, the “Underwriters”) relating to the underwritten public offering (the “Offering”) of 42,424,242 shares of Common Stock, at a public offering price of $8.25 per share. In addition, the Issuer granted the Underwriters a 30-day option to purchase up to 6,363,636 additional shares of Common Stock (the “Over-Allotment Option”). The Issuer expects the Offering to close on or about September 21, 2016, subject to the satisfaction of various customary closing conditions. On September 16, 2016, the Trust agreed to purchase 1,050,000 shares of Common Stock from the Underwriters in connection with the Offering at the public offering price of $8.25 per share.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) - (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b) As of the date hereof, each of Franklin, Mariposa and the Trust have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 14,190,546, 11,509,987 and 13,947,436 shares of Common Stock (and shares convertible into Common Stock within 60 days), respectively. These amounts consist of (i) 2,437,449 shares held directly by the Trust, (ii) 243,110 shares of Common Stock held indirectly by Franklin through RSMA LLC, (iii) 10,449,987 shares of Common Stock held directly by Mariposa, and (iv) 1,060,000 shares of Series A Preferred Stock held directly by Mariposa that are convertible at any time at the option of the holder into the same number of shares of Common Stock. In the aggregate, such 14,190,546, 11,509,987 and 13,947,436 shares of Common Stock represent approximately 5.1%, 4.1% and 5.0%, respectively, of all outstanding shares of Common Stock (calculated based on 278,420,786 shares of Common Stock expected to be outstanding immediately following the closing of the Offering, assuming (i) exercise of the Over-Allotment Option by the Underwriters and (ii) conversion of the shares of Series A Preferred Stock, but without including any conversion of shares of Series A Preferred Stock held by any other person). Franklin owns, directly or indirectly, 61.32% of Mariposa, representing 6,407,932 shares of Common Stock and 649,992 shares of Series A Preferred Stock.

(c) On September 16, 2016, the Trust agreed to purchase 1,050,000 shares of Common Stock from the Underwriters in connection with the Offering at the public offering price of $8.25 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Franklin has agreed that, prior to November 14, 2016, subject to certain limited exceptions, he will not directly or indirectly, without the prior written consent of Credit Suisse Securities (USA) LLC, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by him in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A -	Lock-Up Letter Agreement, dated September 14, 2016, by and between Franklin and Credit Suisse Securities (USA) LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016	MARIPOSA ACQUISITION, LLC

	By:	/S/ DESIREE DESTEFANO
Name: Desiree DeStefano
Title: President

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/S/ MARTIN E. FRANKLIN, TRUSTEE
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

MARTIN E. FRANKLIN

	By:	/S/ MARTIN E. FRANKLIN
Martin E. Franklin